Exhibit 99.4

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Adds Five New Partners as Part of Aggressive

Expansion in Latin America

CDC Software’s Fourth Quarter 2010 Latin American Sales Improved

Approximately 25 Percent Compared to Previous Year Period

SHANGHAI, ATLANTA, March 09, 2011 — CDC Software Corporation (NASDAQ: CDCS), a global enterprise software provider, today announced it added a total of five new partners in Brazil and Mexico since the beginning of the year as part of its aggressive expansion strategy in Latin America.

This year, CDC Software added the following new partners for its Back Office products: IN3 will distribute Ross and its related manufacturing solutions in Brazil; Occident of México will distribute CDC Software’s business intelligence solutions in Guadalajara, Mexico; and Ingeniería, Automatización, Control y Comunicaciones will distribute CDC Factory in central Mexico. CDC Software also added INDRA, a Madrid-based system integrator that will resell and implement CDC Software solutions in Brazil. For the distribution of its Front Office and retails solutions, CDC Software has added Mercadotecnia Integral in Mexico.

With these new additional partners, CDC Software now has a total of 13 partners in Latin America, including four Franchise Partners. Franchise Partners are companies in high growth regions where CDC Software takes a minority ownership investment. CDC Software also plans to add new partners in Brazil, Costa Rica, Ecuador and parts of the Spanish-speaking Caribbean Islands.

Since starting its channel program in Latin America two years ago, CDC Software has expanded quickly in that region. For the fourth quarter of 2010, CDC Software expects to report an increase of approximately 25 percent in sales for this region, compared to the same period in 2009. The fourth quarter of 2010 also included one of CDC Software’s largest deals ever in Latin America, a CDC Factory sale at a leading food manufacturer’s plant in South

America, with an option to implement in 20 additional plants in that region. With its plans to add new channel partners in Brazil, Costa Rica, Ecuador and parts of the Caribbean in the first half of this year, CDC Software expects to have a sales presence in a majority of the Central and South American region.

“Market research has indicated there should be strong growth in ERP and CRM from emerging regions such as Latin America and Asia/Pacific, which are expected to invest substantially in enterprise software in the next few years,” said Oscar Pierre, senior vice president of Latin America, CDC Software. “CRM adoption, in particular, is expected to increase significantly in Latin America due to the rising demand by U.S. companies to opt for near shore outsourcing, moving their business outsourcing and call centers to closer regions like Central and South America that are more closely aligned in terms of geography and culture. We also plan to recruit aggressively for new partners in Brazil since market research projects that this area will be a leading country in Latin America for CRM adoption, as well as increased IT investment as a result of the 2016 Olympic games. Therefore, our goal is to expand rapidly in this country and have a total of six partners in Brazil this year. These partners, along with our direct sales presence in Brazil, are expected to help us leverage the significant revenue opportunities in this country which is projected to become the fifth largest economy in the world soon. We are very pleased with our Strategic Alliance program in Latin America and expect it will help us expand our business and distribution footprint quickly in that region over the next few years.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include those relating to our beliefs about our strategies, plans and business in Latin America, our expectations regarding the sales, distribution and/or implementation efforts to be undertaken by our partners in Brazil, Mexico and other parts of Latin America, our plans to add new partners in Brazil, Costa Rica, Ecuador and other geographies and the timing and success thereof, our expectations with respect to expanded sales revenues and coverage in this region, our beliefs and expectations regarding growth in the ERP and CRM markets, as well as CRM adoption, in emerging regions and the reasons therefor, our plans for future recruitment in this region, our goals regarding future expansion in this region, our beliefs regarding revenue opportunities and the potential size thereof in Brazil, and other statements we may make. Such statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include the conditions of the enterprise software industry and the CRM market; demand for and market acceptance of new and existing ERP and CRM software; the performance of obligations that any of our partners may have under any agreements with us; and developmental delays for our ERP and CRM products. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.